Exhibit 3.1

AMENDMENT

TO THE AMENDED AND RESTATED BY-LAWS OF

DELPHI FINANCIAL GROUP, INC.

By resolutions duly adopted by the Board of Directors of Delphi Financial Group, Inc. (the “Corporation”), the following amendment to the Corporation’s Amended and Restated By-Laws (the “By-Laws”) was approved and adopted, effective November 3, 2011:

Article II, Section 10 of the By-Laws is hereby replaced by the following:

Section 10. Only those persons who are nominated in accordance with the requirements of this Section 10 shall be eligible for election as directors. Nominations of persons for election to the Board at the annual meeting of stockholders may be made (a) by the Board or (b) a stockholder of the corporation who is a stockholder of record at the time of the giving of notice required by this Section 10 and who is entitled to vote at such meeting. A stockholder’s nomination shall be made pursuant to Timely Notice thereof in writing to the secretary of the corporation. Such stockholder’s notice must set forth (a) as to each person whom the stockholder proposes to nominate for election or re-election as a director, (i) the name, age, business address and residential address of the person, (ii) the principal occupation or employment of the person, (iii) the class and number of shares of capital stock of the corporation, if any, which are beneficially owned by the person and (iv) all other information relating to the person that is required to be disclosed in solicitations for proxies for election of directors, or is otherwise required to be disclosed, pursuant to Regulation 14A under the Exchange Act, and (b) as to the stockholder giving the notice and any Associated Person of such stockholder, the information required by clauses (ii), (iii) and (v) of the fifth sentence of the first paragraph of Section 9 of this Article II. The corporation may require any proposed nominee to furnish such other information as may reasonably be required by the corporation to assess his or her eligibility to serve as a director of the corporation and whether such service would have any impact on the ability of the corporation to satisfy the applicable legal, regulatory and exchange listing requirements. If the chairman of the meeting determines that a nomination was not in accordance with this Section 10, he shall so declare to the meeting and such nomination shall be disregarded.

Notwithstanding anything in the third sentence of the preceding paragraph to the contrary, in the event that the number of directors to be elected to the Board is increased and the corporation does not make a public announcement naming all of the nominees for director or specifying the size of the increased Board at least 100 days prior to the first anniversary of the date on which the preceding year’s annual meeting was held, a stockholder’s notice required by such paragraph shall also be considered timely with respect to nominees for any new positions created by such increase if it is received at the corporation’s principal place of business not more than 10 days after the day on which such public announcement is first made by the corporation.

The foregoing is certified as an amendment to the By-Laws, duly adopted by the Board of Directors of the Corporation.

/s/ CHAD W. COULTER
Chad W. Coulter, Secretary

November 4, 2011